UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

January 14, 2015

Commission File Number: 001-36506

PERFORMANCE SPORTS GROUP LTD.
(Translation of Registrant’s name into English)

100 Domain Drive, Exeter, NH 03833-4801
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-Kin paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby filed with, and not furnished to, the Securities and Exchange Commission and shall be incorporated by reference into or as an exhibit to, as applicable the registrant's Registration Statement under the Securities Act of 1933, as amended, on Form S-8 (File No. 333-198428).

Exhibit Number	Description

99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six month periods ended November 30, 2014
99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended November 30, 2014 and 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SPORTS GROUP LTD.
(Registrant)

Date: January 15, 2015	/s/ AMIR ROSENTHAL
	Name:	Amir Rosenthal
	Title:	Chief Financial Officer, Executive Vice President Finance & Administration and Treasurer

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